UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               SCHEDULE 13G

               Under the Securities Exchange Act of 1934

             Amdocs Automatic Common Exchange Security Trust
                            (Name of Issuer)

    $1.51 Trust Automatic Common Exchange Securities, no par value
                     (Title of Class of Securities)

                               02342R202
                             (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  02342R202


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    520,392
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  14,738
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 365,177
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      168,653

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             535,330

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              5.4%

12)        TYPE OF REPORTING PERSON

             HC

                                    13G

CUSIP NO.  02342R202


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo Bank Minnesota, N.A.
            Tax Identification No. 94-1347393

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]
3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    496,942
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  14,738
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 341,727
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      168,653

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             511,880

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.1%

12)  TYPE OF REPORTING PERSON

             BK



                              UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13G
               Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Amdocs Automatic Common Exchange Security Trust

Item 1(b)  Address of Issuer's Principal Executive Offices:

           c/o Goldman, Sachs & Co.
           85 Broad Street
           New York, NY  10004

Item 2(a)  Name of Person Filing:

           Wells Fargo & Company

Item 2(b)  Address of Principal Business Office:

           Wells Fargo & Company
           420 Montgomery Street
           San Francisco, CA  94104

Item 2(c)  Citizenship:

           Wells Fargo & Company:  Delaware

Item 2(d)  Title of Class of Securities:

           $1.51 Trust Automatic Common Exchange Securities

Item 2(e)  CUSIP Number:

           02342R202

Item 3     The person filing is a:

           Parent Holding Company in accordance with 240.13d-
           1(b)(1)(ii)(G)

Item 4     Ownership:

           See Items 5-11 of each cover page.


Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not applicable.

Item 9     Notice of Dissolution of Group:

           Not applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  April 9, 2001

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary



                                AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo &
Company on its own behalf and on behalf of Wells Fargo Bank Minnesota, N.A.

Dated:  April 9, 2001

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary

WELLS FARGO BANK MINNESOTA, N.A.



By:  /s/ Carol Warner
         Carol Warner, Vice President





ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

      First Security Bank, N.A. (1)
      Wells Fargo Bank Indiana, N.A. (1)
      Wells Fargo Bank Minnesota, N.A. (1)
      Wells Fargo Bank South Dakota, N.A. (1)




__________________

(1)  Classified as a bank in accordance with Regulation
     13d-1(b)(1)(ii)(B).